October 9, 2012

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-6010

Re:	Alere Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2012
Form 8-K dated and filed August 8, 2012
File No. 001-16789

Dear Mr. Rosenberg:

This letter is submitted by and on behalf of Alere Inc. (“Alere” or “the Company”) in response to a verbal comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission relating to the Staff’s letter to us dated August 31, 2012 (the “Comment Letter”) and our response to the Comment Letter dated September 14, 2012 (the “Response Letter”).

In response to the Staff’s verbal comment we hereby clarify and confirm that our proposed prospective disclosure provided in response to Comment #2 of the Comment Letter, will include, consistent with past practice, the statement required by Item 10(e)(1)(i)(C) disclosing the reasons why we believe that presentation of each included non-GAAP financial measure provides useful information to investors regarding our financial condition and results of operations. We have revised Exhibit B to the Response Letter to include a sample statement based on our financial results for the three months ended June 30, 2012.

*        *        *        *        *

In connection with the Company’s revised response contained in this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We respectfully request that the contents of this letter be afforded a prompt review and I am hopeful that you now have what you need to close this review. If you have any questions regarding this letter or if you require additional information, please do not hesitate to contact me.

Sincerely,

/s/ Jay McNamara

Jay McNamara

Senior Counsel, Corporate & Finance

cc:	Ron Zwanziger, Chairman, Chief Executive Officer & President
David Teitel, Chief Financial Officer
Ellen Chiniara, General Counsel

Exhibit B

Three Months Ended June 30, 2012
Reconciliation of Adjusted Operating Income (a)

GAAP Operating Income	$34,354

Revenue related to acquired software license contracts	1,126
Amortization of acquisition-related intangible assets	81,371
Restructuring charges	1,365
Stock-based compensation expense	4,368
Acquisition-related costs	3,800
Fair value adjustments to acquisition-related contingent consideration	(6,681)

Adjusted Operating Income	$119,703

Reconciliation of Adjusted Cash-Basis Net Income (a)

GAAP net loss available to common shareholders	$(18,194)

Revenue related to acquired software license contracts	1,126
Amortization of acquisition-related intangible assets	81,672
Restructuring charges	1,415
Stock-based compensation expense	4,368
Acquisition-related costs	3,800
Fair value adjustments to acquisition-related contingent consideration	(6,681)
Amortization of fees paid for certain debt modifications and terminations	1,320
Income tax effects on items above	(29,346)

Adjusted cash-basis net income available to common shareholders	$39,480

GAAP net loss per diluted common share	$(0.23)
Adjusted cash-basis net income per diluted common share	$0.48

GAAP Weighted average common shares—diluted	80,375
Adjusted Weighted average common shares—diluted	83,960

(a) In calculating adjusting operating income and adjusted cash basis net income, the Company excludes (i) certain non-cash charges, including amortization expense and stock-based compensation expense, (ii) non-recurring charges and income, and (iii) certain other charges and income that have a significant positive or negative impact on results yet do not occur on a consistent or regular basis in its business. In determining whether a particular item meets one of these criteria, management considers facts and circumstances that it believes are relevant. Management believes that excluding such charges and income from operating income and net income or loss allows investors and management to evaluate and compare the Company’s operating results from continuing operations from period to period in a meaningful and consistent manner. Due to the frequency of their occurrence in its business, the Company does not adjust operating income or net income or loss for the costs associated with litigation, including payments made or received through settlements. It should be noted that “adjusted operating income” and “adjusted cash basis net income” are not standard financial measurements under accounting principles generally accepted in the United States of America (“GAAP”) and should not be considered as an alternative to operating income and net income or loss or cash flow from operating activities, as a measure of liquidity or as an indicator of operating performance or any measure of performance derived in accordance with GAAP. In addition, all companies do not calculate non-GAAP financial measures in the same manner and, accordingly, “adjusted operating income” and “adjusted cash basis net income” presented in this press release may not be comparable to similar measures used by other companies.